OVERTURE ACQUISITION CORP.
Ugland House, Grand Cayman, Cayman Islands KY1-1104
January 8, 2009
VIA EDGAR AND FACSIMILE (202) 772-9198
United States Securities and Exchange Commission
100 F Street
Washington, D.C. 20549
Attn: Jeffrey Riedler, Assistant Director

Re:	Overture Acquisition Corp. Registration Statement on Form S-4 (File No. 333-163620)
Dear Mr. Riedler:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30p.m. on Friday, January 8, 2010, or as soon as thereafter practicable.
     Please note that we acknowledge the following:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ Marc Blazer
Marc Blazer
President